Dated August 8, 2023

Filed Pursuant to Rule 433

Registration Statement No. 333-273605

Supplementing the Preliminary Prospectus Supplement Dated

August 8, 2023 and Prospectus Dated August 2, 2023

NNN REIT, INC.

Final Term Sheet

$500,000,000 of 5.600% Notes due 2033

Issuer:	NNN REIT, Inc. (formerly known as National Retail Properties, Inc.)

Expected Ratings (Moody’s / S&P)[1]:	Baa1 / BBB+

Trade Date:	August 8, 2023

Settlement Date: (T+5):	August 15, 2023

Security Type:	Senior Unsecured Notes

Maturity Date:	October 15, 2033

Principal Amount:	$500,000,000

Benchmark Treasury:	3.375% due May 15, 2033

Benchmark Treasury Price / Yield:	94-24 / 4.030%

Spread to Benchmark Treasury:	+187.5 basis points

Yield to Maturity:	5.905%

Price to Public:	97.676% of the principal amount, plus accrued and unpaid interest, if any, from August 15, 2023

Coupon (Interest Rate):	5.600%

Interest Payment Dates:	April 15 and October 15 of each year, commencing on April 15, 2024

Optional Redemption Provisions:	Redeemable at a make-whole redemption price prior to July 15, 2033 based on the applicable Treasury Rate plus 0.30%. On or after July 15, 2033, the redemption price will equal 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date.

Use of Proceeds:	We intend to use the net proceeds from the offering of the notes to repay all of the outstanding indebtedness under our credit facility, to fund future property acquisitions and for general corporate purposes.

CUSIP / ISIN:	637417 AS5 / US637417AS53

Joint Book-Running Managers:

BofA Securities, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Senior Co-Managers:	Capital One Securities, Inc. Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated

1. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2. T+5 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next two succeeding business days should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting BofA Securities, Inc., by telephone: 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, by email wfscustomerservice@wellsfargo.com, or by calling toll-free at 1-800-645-3751; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: 1-800-831-9146 or by email: prospectus@citi.com; Morgan Stanley & Co. LLC, 1585 Broadway, 6th Floor, New York, New York 10036, by telephone: 1-866-718-1649 or by email: prospectus@morganstanley.com; or U.S. Bancorp Investments, Inc., by telephone: 1-877-558-2607.